SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  September, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Votorantim Celulose e Papel S.A.
Condensed Consolidated Interim Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.

1
We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company") as of September 30, 2007, and the related condensed consolidated statements of income and of cash flows for each of the three and nine-month periods ended September 30, 2007 and September 30, 2006. This interim financial information is the responsibility of the Company's management.

2
We were furnished with the reports of other accountants on their review of the interim financial information of: (a) Aracruz Celulose S.A., an affiliate, the investment in which totaled US$ 308 million and US$ 291 million as of September 30, 2007 and December 31, 2006, respectively, and for which the equity in earnings, included in net income, totaled US$ 40 million and US$ 41 million for the nine-month periods ended as of September 30, 2007 and September 30, 2006, respectively, and (b) Ahlstrom VCP Indústria de Papéis Especiais S.A., an affiliate, the investment in which totaled US$ 37 million as of September 30, 2007, and for which the equity in earnings, included in net income, totaled US$ 70 thousand for the month ended September 30, 2007.

3
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Votorantim Celulose e Papel S.A.

4
Based on our review, and the reports of the other accountants, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

5
We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2006, and the related consolidated statements of income and of cash flows for the year then ended (not presented herein), and in our report dated January 30, 2007 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

São Paulo, October 16, 2007

PricewaterhouseCoopers
Auditores Independentes

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets Expressed in millions of U.S. dollars, except number of shares

	September 30, 2007	December 31, 2006
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	602	405
Available for sale securities	253	365
Trade accounts receivable, net	175	201
Inventories	196	198
Recoverable taxes	70	94
Deferred income tax	4	49
Long-lived assets held for sale	-	15
Other	31	20

	1,331	1,347

Investment in affiliates and goodwill	1,026	900
Property, plant and equipment, net	3,582	1,945

	4,608	2,845

Other assets
Recoverable taxes	64	25
Deferred income tax	-	79
Judicial deposits	152	97
Other	23	11

	239	212

Total assets	6,178	4,404

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets Expressed in millions of U.S. dollars, except number of shares	(continued)

	September 30, 2007	December 31, 2006
	(Unaudited)
Liabilities and shareholders' equity

Current liabilities
Trade payables	121	111
Short-term debt	282	242
Current portion of long-term debt	202	170
Unrealized loss from cross currency interest rate swaps	4	50
Payroll, profit sharing and related charges	22	20
Taxes on income and other taxes	16	34
Interest attributable to capital payable	2	129
Liabilities associated with long-lived assets classified as held for sale	-	1
Other	26	23

	675	780

Non current assets
Long-term liabilities
Long-term debt	1,179	1,129
Deferred income tax	374	-
Unrealized loss from cross currency interest rate swaps	-	44
Accrued liabilities for legal proceedings	186	152
Post-retirement benefits	21	24

	1,760	1,349

Commitments and contingencies (Note 15)

Shareholders' equity
Preferred shares, no par value, 280,000,000 shares authorized, 98,443,055 shares issued and outstanding (2006 - 98,446,153)	953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1,053	1,053
Additional paid-in capital	35	35
Treasury shares, at cost, 2007 - 28,900 preferred shares (2006 - 31,998 preferred shares)	(1)	(1)
Appropriated retained earnings Unappropriated retained earnings	86	86
	1,749	694
Accumulated other comprehensive deficit Cumulative translation adjustments	(132)	(545)

	3,743	2,275

Total liabilities and shareholders' equity	6,178	4,404

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Income Expressed in millions of U.S. dollars, except number of shares and earnings per share

	Three-month period ended September 30		Nine-month period ended September 30
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net operating revenue
Domestic sales (net of sales taxes: three months to September 2007 - US$ 38, 2006 - US$ 54; nine months to September 2007 - US$ 148, 2006 - US$ 154)	180	168	522	479
Export sales	148	144	462	454

	328	312	984	933

Operating costs and expenses
Cost of sales	219	192	641	567
Selling and marketing	32	31	102	99
General and administrative	15	15	44	43
Loss (gain) on exchange of assets (Note 4(b))	-	-	(955)	-
Other operating expenses, net	4	10	10	16

	270	248	(158)	725

Operating income	58	64	1,142	208

Non-operating income (expense)
Financial income	33	34	88	127
Financial expense	(33)	(47)	(99)	(120)
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	52	(9)	185	(2)
Non-operating income (Note 4(e))	71	-	71	-

Income before taxes on income and equity in affiliates	181	42	1,387	213
Income tax expense
Current	(15)	(4)	(35)	(19)
Deferred on gain on exchange of assets	-	-	(327)	-
Deferred	(1)	9	(20)	17

	(16)	5	(382)	(2)

Income before equity in affiliates	165	47	1,005	211

Equity in earnings of affiliates	14	32	50	59

Net income	179	79	1,055	270

Net income applicable to preferred stock	90	40	534	132
Net income applicable to common stock	89	39	521	138

Net income	179	79	1,055	270
Basic and diluted earnings per share - in U.S. dollars

Preferred	0.93	0.41	5.43	1.39
Common	0.84	0.37	4.93	1.27
Weighted average number of shares outstanding - thousand

Preferred	98,444	97,411	98,444	89,702
Common	105,702	105,702	105,702	105,702

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Statements of Cash Flows
Expressed in millions of U.S. dollars

	Three-month period ended September 30		Nine-month period ended September 30
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net income	179	79	1,055	270
Adjustments to reconcile net income to cash from operating activities
Gain on exchange of assets net of deferred tax of US$ 338 (Note 4(b))	-	-	(651)	-
Foreign exchange (gains) losses and unrealized (gains) losses on swaps, net	(52)	9	(185)	2
Equity in earnings of affiliates	(14)	(32)	(50)	(59)
Interest attributable to capital and dividends received	3	8	19	11
Deferred income tax	1	(9)	20	(17)
Depreciation and depletion	34	51	107	142
Loss on disposal of property, plant and equipment	16	9	13	11
Capital gain on sale of investments (Note 4(e))	(48)	-	(48)	-
Gain on sale of investments	(39)	-	(48)	-
Write-off of goodwill (Note 4(a))	-	-	12	-
Complement paid to International Paper, net of deferred tax of US$ 11 (Note 4(b))	-	-	23	-
(Decrease) increase in assets
Trade accounts receivable	(74)	(26)	(20)	21
Inventories	(3)	(20)	3	(30)
Other assets	12	(21)	(45)	(22)
Decrease (increase) in liabilities	(8)	20	(67)	(82)

Net cash provided by operating activities	7	68	138	247

Cash flows from investing activities
Available for sale securities
Purchase	(687)	(100)	(793)	(221)
Proceeds from sale and maturities	753	98	987	(29)
Sale of an interest in affiliate	16	-	55	-
Acquisition of property, plant and equipment	(93)	(60)	(241)	(199)

Net cash provided by (used in) investing activities	(11)	(62)	8	55

Cash flows from financing activities
Short-term debt
Borrowings	144	149	510	486
Repayments	(142)	(116)	(508)	(364)
Third parties long-term debt
Issuances	203	84	357	134
Repayments	3	(34)	(124)	(230)
Related parties long-term debt
Issuances	-	14	-	45
Repayments	(12)	(13)	(35)	(33)
Sales (purchases) of treasury shares	-	1	-	1
Dividends paid	-	-	(136)	(110)

Net cash provided by (used in) financing activities	196	85	64	(71)

Effect of exchange of assets on cash and cash equivalents	-	-	(16)	-

Effect of exchange rate changes on cash and cash equivalents	19	(4)	3	(6)

Net increase in cash and cash equivalents	211	87	197	225

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Statements of Cash Flows
Expressed in millions of U.S. dollars	(continued)

	Three-month period ended September 30		Nine-month period ended September 30
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash and cash equivalents at beginning of period	391	399	405	261

Cash and cash equivalents at end of period	602	486	602	486

Supplemental cash flow information

Cash paid during the period for
Income tax	-	5	-	5
Interest	29	21	78	66

Supplemental non-cash flow information
Income tax offset with tax credits	-	-	22	12
Issue of shares upon acquisition of an interest in an affiliate (Note 4(a))	-	-	-	241
Asset exchange (Note 4(b))
Assets received (fair value)	-	-	1,498	-
Assets provided (carrying amount)	-	-	509	-

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

1	Operations

Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company", "VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

On February 1, 2007 VCP and International Paper Investments (Holland) B.V. ("International Paper") exchanged industrial and forestry assets whereby VCP provided a pulp and paper plant and timberlands and received land, forests and a pulp mill under development (Note 4(b)). On June 25, 2007, VCP paid US$ 34 to International Paper for closing adjustments arising from the asset Exchange Agreement upon conclusion of the respective due diligence procedures and negotiations (Note 4(b)). The transaction was treated as a non cash exchange of assets for purposes of tax and generated no immediate tax consequences in the companies' operating environment.

On September 3, 2007, the Company contributed its Jacarei mill assets in exchange for a 40% interest in Ahlstrom VCP Indústria de Papéis Especiais S.A. ("Ahlstrom VCP"). The 60% partner, an investee of the Ahlstrom Corporation ("Ahlstrom"), contributed US$114 in cash (Note 4(d)).

Our preferred shares are traded on the São Paulo Stock Exchange under the symbol "VCPA4." Our American Depositary Shares ("ADSs") are traded on the New York Stock Exchange under the symbol "VCP". Each ADS represents one of our preferred shares.

2	Condensed Significant Accounting Policies

(a)	Basis of presentation and translation

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

The condensed consolidated financial information as at and for the three and nine-month periods ended September 30, 2007 and 2006 are unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our condensed consolidated financial position, results of operations and cash flows for the interim periods presented.

Our results for the three and nine-months periods ended September 30, 2007 are not necessarily indicative of the results to be reported by us for the entire year ending December 31, 2007.

The balance sheet at December 31, 2006 has been derived from our audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for presentation of complete financial statements. The accounting policies adopted in preparing this unaudited interim financial information are consistent with those used by us in the preparation of our audited financial statements for the year ended December 31, 2006. The unaudited condensed consolidated interim financial information should be read in conjunction with our financial statements prepared for the year ended December 31, 2006.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation no. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". The adoption of FIN 48 had no effect on the financial information or disclosures (Note 16).

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries. The more significant subsidiaries are the following: VCP Exportadora e Participações S.A. ("VEP") which was merged into VCP on April 1, 2006, Normus Emprendimentos e Participações Ltda., Newark Financial Inc. ("Newark"), VCP North America Inc., VCP Trading N.V., VCP Overseas Holding KFT, from February 1, 2007, following the exchange of assets, VCP-MS Celulose Sul Mato-Grossense Ltda. ("VCP-MS") (Note 4(b)), all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated on consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz"), in which we acquired our interest during 2001, our 50% owned equity investees, Ripasa S.A. Celulose e Papel ("Ripasa") and Voto - Votorantim Overseas Trading Operations IV Limited. ("VOTO IV") and also our 40% owned equity investee, Ahlstrom VCP are accounted for using the equity method.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

As detailed in Note 4(a), on March 31, 2005, Ripasa Participações S.A. ("Ripar"), a 50% owned joint venture, acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa, a Brazilian pulp and paper producer. On May 24, 2006, Ripasa's minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar which, among other things, results in VCP indirectly owning 50% of Ripasa. Subsequently their assets were distributed to VCP and Suzano Bahia Sul Papel e Celulose S.A. ("Suzano"), in equal parts (Note 4(a)). On July 4, 2006, the joint venture partners paid US$ 71 to a group of Ripasa's minority preferred non-voting shareholders. We account for our equity interest in Ripasa using financial information with a one month lag.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (September 30, 2007 - R$ 1.8389: US$ 1.00; December 31, 2006 - R$ 2.1380: US$ 1.00), and all accounts in the interim statement of income and cash flows at the average rates of exchange in effect during the period (September 30, 2007 - R$ 1.9178: US$ 1.00; September 30, 2006 - R$ 2.1710: US$ 1.00). The translation adjustments are made directly to the cumulative translation adjustment ("CTA") account in shareholders' equity.

(b)	Revenues and expenses

We recognize revenues and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Shipping and handling costs are charged to selling and marketing expenses and totaled US$ 19 and US$ 20 in the three months ended September 30, 2007 and 2006, respectively, and US$ 65 and US$ 56 in the nine months ended September 30, 2007 and 2006, respectively.

(c)	Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS no. 144 "Accounting for the impairment or disposal of long-lived assets".

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

3	Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") recently issued a number of Statements of Financial Accounting Standards and interpretations; neither of the standards or interpretations described below had or is expected to have a material impact on the financial position and results of operations of the Company.

In September 2006, the FASB issued SFAS no. 157 - "Fair value measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company continues to evaluate the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company's consolidated results of operations or financial position.

In February 2007, the FASB issued SFAS no. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS no. 159, including an amendment of FASB Statement no. 115,"Accounting for Certain Investments in Debt and Equity Securities". SFAS no. 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS no. 159 is effective for the Company's fiscal year ending January 31, 2009. The Company is currently assessing the impact of this statement on its consolidated financial statements.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

4	Acquisition or Sale of Affiliates

(a)	Ripasa

On November 10, 2004, we signed an agreement to acquire an interest in Ripasa through a venture with Suzano. The agreement was consummated on March 31, 2005 when Ripar was constituted by VCP and Suzano upon each contributing US$ 275 in exchange for equal shareholder rights and responsibilities, including equal direct and indirect holdings in the capital of Ripasa. On March 31, 2005, Ripar acquired and paid for 129,676,966 common shares and 41,050,819 preferred shares of Ripasa, representing 77.59% of the voting share capital and 46.06% of the total stock, the Reais equivalent, at that date, of US$ 550.

Pursuant to the November 10, 2004 agreement, VCP and Suzano have a call option to acquire 37,449,084 common shares and 12,388,719 preferred shares of Ripasa, representing 22.41% of the voting stock and 13.45% of the total stock for a twelve-month period starting on the fifth anniversary of the closing date, for the Reais equivalent, at that date, of US$ 160 plus interest (split equally between VCP and Suzano). The shareholders of Ripasa who are party to the agreement have a put option which may require Ripar to acquire all their common and preferred shares, representing 22.41% and 13.45% of the voting and total stock, respectively, during a period of five years from the closing date. The shareholder agreement between VCP and Suzano provides for certain rights of first refusal in relation to their respective interest in Ripar.

On July 20, 2005, the Boards of Directors of VCP, Suzano and Ripasa, approved the corporate restructuring that would allow Ripasa's minority shareholders to exchange their interests in Ripasa for VCP and Suzano stock, in equal parts. The restructuring involved two phases: (i) the merger of Ripasa into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. Upon completion of the restructuring, Ripasa's minority shareholders would become shareholders in VCP and Suzano, in accordance with the Protocol and Justification of Share Merger and Distribution ("Protocol") that VCP, Suzano, Ripasa and Ripar executed on July 20, 2005.

In April 2006, VCP and Suzano entered into an agreement with a group of Ripasa preferred shareholders to settle their claims which challenged Ripasa's corporate restructuring. On July 4, 2006, VCP and Suzano disbursed to the former Ripasa minority preferred shareholders R$ 1.0538 for each Ripasa preferred share held by them totaling R$ 154, equivalent, at that date, of US$ 71 (corresponding to an additional US$ 36 cash disbursement for VCP shares).

On May 24, 2006, the shareholders of VCP, Suzano, Ripasa and Ripar approved the corporate restructuring that allowed Ripasa's minority preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares, as per the Protocol executed on May 5, 2006.VCP issued 12,532,009 preferred shares, with no par value, to the former Ripasa shareholders for the purchase of the remaining outstanding Ripasa voting and preferred shares. As a result, VCP's preferred stock capital was increased by US$ 168 from US$ 785 to US$ 953, determined based on the shares quoted market price at that date.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

VCP and Suzano are jointly the sole owners of all Ripasa shares. VCP owns 50% of Ripasa represented by 70,006,973 common shares and 85,251,373 preferred shares and accounts for its interest in Ripasa on the equity method of accounting.

In August 2007, the Brazilian antitrust authorities approved the acquisition of Ripasa by VCP and Suzano with only minor adjustments that do not significantly affect its business operations.

Following the corporate restructuring, the separate agreement dated November 10, 2004 which established the Suzano and VCP call options, and the put option of certain former minority shareholders of Ripasa, was modified to substitute the Ripasa shares for shares in VCP and Suzano as those former Ripasa minority shareholders had exchanged their shares of Ripasa for shares in VCP and Suzano. Accordingly, VCP has a call option to acquire 3,124,139 of its own non-redeemable preferred shares during a twelve-month period starting on March 31, 2010, for the Reais equivalent, at that date, of US$ 80 plus Brazilian market interest rates beginning from March 31, 2005 (on September 30, 2007, including interest, was US$ 169). The former shareholders of Ripasa, now shareholders of VCP, who are party to the agreement, have a put option which may require VCP to acquire all their non-redeemable preferred shares during a period of five years through March 31, 2010. According to the agreement, as a required preceding condition, the put/call options can only be exercised in case the underlying shares are free of liens and encumbrances.

As the VCP shares held by the former Ripasa minority shareholders party to the agreement are subject to liens and encumbrances under legal proceedings which are not expected to be released prior to the expiry of the put/call options, the fair value of the derivative instruments, accounted for under SFAS no. 133 - "Accounting for Derivative Instruments and Hedging Activities", is not material to Company's financial statements as of September 30, 2007 and December 31, 2006. The Company will mark to market these options with charges to the statements of income at every reporting period.

On February 15, 2007, VCP consummated an agreement to sell VCP's interest in the Ripasa unit located in Embu, in the municipality of São Paulo, to Suzano. The closing date was  March 30, 2007 at which time Suzano disbursed US$ 20 million to VCP. This operation generated a loss of US$ 12 including the write-off of goodwill.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

(b)	Asset exchange

On September 19, 2006, VCP entered into an agreement with International Paper to exchange industrial and forestry assets between the two entities. On February 1, 2007 VCP and International Paper consummated the non-cash agreement to exchange industrial and forestry assets between the two entities. As a consequence, VCP transferred to International Paper its pulp and paper plant located in Luiz Antonio (state of São Paulo) and the plant's related timberlands. International Paper in turned, transferred to VCP assets used for the production of eucalyptus pulp, including: land, forests, and all rights related to an eucalyptus pulp mill development and construction project with a fair value of US$ 1,150, located in Três Lagoas (state of Mato Grosso do Sul). The assets received by VCP are held by its wholly-owned subsidiary VCP-MS.

As a result this operation VCP recorded a gain of US$ 989 in the statement of income as gain on exchange of assets and a corresponding deferred income tax liability of US$ 344. The deferred tax liability was recorded in recognition that this non cash gain is a temporary difference under US GAAP. On June 20, 2007, in accordance with the exchange agreement signed between VCP and International Paper, the parties finalized adjustments that resulted in a cash disbursement by VCP to International Paper of US$ 34, reducing the total gain to US$ 955 and deferred income tax liability to US$ 327.

The net assets provided to International Paper, at book value, and the net assets received from International Paper, at fair value, before the closing adjustments, are summarized below:

	Net assets	Net assets
	provided	received
	(Carrying amount)	(Fair value)
Current assets	118	62
Non-current assets	7	6
Property, plant and equipment, net	400	1,527

Total assets	531	1,595

Liabilities	(22)	(97)

Total shareholders' equity	509	1,498

Gain on exchange of assets (pre-tax)		989

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

International Paper's subsidiary owns land, 15 year mature timberlands and environmental permits (issued by the Brazilian authorities based on an existing construction project), that allow the construction of a pulp mill in Três Lagoas. International Paper also transferred to its subsidiary (now denominated VCP-MS), in cash, an amount of US$ 1.2 billion, which was placed in trust to be used in the construction of the turnkey pulp mill.

A third party, Pöyry Engenharia ("Pöyry"), was contracted by VCP-MS as a project manager for the pulp mill construction. Pursuant to VCP-MS' instructions, the cash amount fully funded by International Paper, to be used exclusively in the construction project, was transferred in full to a Trust. The objective is to restrict the use of the funds only to the construction project. Pöyry will manage subcontractors and acquire the equipment and other supplies in order to place the plant in operation. Pöyry will earn a management fee and will bear the construction risks and will be entitled to any cash surpluses or responsible for shortfalls.

Although this transaction is still subject to the approval of the Brazilian antitrust authorities, approval is expected to be obtained without restrictions and the review is considered by management to be merely perfunctory by nature.

(c)	Mogi das Cruzes

On March 6, 2007, VCP signed an agreement to sell its Mogi das Cruzes production unit for US$ 27. In 2006 the Mogi das Cruzes unit generated net revenues of US$ 30, representing approximately 2% of VCP's total net revenues.

On April 2, 2007, the Company transferred to a new entity, Mogi das Cruzes Indústria de Papel Ltda., the net assets of its paper mill located in the city of Mogi das Cruzes (state of São Paulo) and the sale was concluded at May 1, 2007, generating a gain of US$ 9 recorded as Other operating (income) expenses, net.

(d)	Ahlstrom VCP

The Ahlstrom VCP venture, will produce specialty papers in the Jacareí mill primarily for labeling applications and flexible packaging markets.

Ahlstrom Louveira Ltda., a Brazilian subsidiary of Ahlstrom, holds a 60% interest in and VCP holds the remaining 40% interest. The transaction involved an investment by Ahlstrom of US$ 119 and generated a non-taxable capital gain of US$ 48 and a gain on sale of investment of US$ 15, net of tax of US$ 8, recorded in Non-operating income.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

Ahlstrom has an option to purchase additional 20% and, at a later stage, the remaining 20% of the shares in the joint venture held by VCP, whereas VCP has an option to sell the same quantity of shares at the same time. The first option can be exercised at any time from the beginning of the second year of the venture's operations through the end of that year. This first option allows VCP to sell and/or Ahlstrom to buy 20% of VCP's interest for the equivalent of US$ 38 in reais. The second option can be exercised at any time between the beginning of the third year of operations and terminates at the end of the fourth year of operations. This option allows VCP to sell and/or Ahlstrom to buy the remaining 20% of its interest (if the first option has been exercised) or the remaining 40% (if the first option has not been exercised). The price of this second option will be calculated based on a formula determined in the contract such that the total amount to be paid for the 100% interest will not be lower than US$ 165 and not be higher than US$ 190.

The Company has concluded that the venture is not required to be consolidated as Ahlstrom is the controlling shareholder. Additionally, Ahlstrom is the primary beneficiary due to (i) its 60% participation (ii) VCP's option to sell its 40% interest at a fixed or formulae based price insulating it from absorbing future possible losses on this VIE, (iii) Ahlstrom's option to buy VCP's 40% interest in the JV at a fixed or formulae based price allows it to receive the majority of the residual returns and (iv) the fair value of the puts and calls between VCP and Ahlstrom would not increase VCP's interest to more than 50% of the fair value of the entity.

Accordingly the investment in the entity is treated on an equity accounting basis.

(e)	Cubatão and Limeira

As part of the reorganization of Ripasa, on August 1, 2007, VCP and Suzano signed a memorandum of understanding to sell their respective interests in the Ripasa's units located in the cities of Cubatão and Limeira (state of São Paulo) to MD Papéis Ltda. for US$ 65.

VCP and Suzano, the jointly sole owners Ripasa’s shares transferred the net assets of these paper mills on August 31, 2007 to newly formed jointly-controlled entities, Água Fria Comercial de Papel S.A. and Ariemil Comercial de Papel S.A., created for the purpose of holding the assets until the transaction is concluded, upon the completion of certain procedures agreed between the parties in November 2007. We account for our equity interest in these units using financial information with a one month lag.

The carrying amounts, as of August 31, 2007, of the assets transferred (there was no liabilities) are as follows:

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

August
31, 2007
(Unaudited)

Cash and cash equivalents	8
Trade accounts receivable, net	10
Inventories	12
Property, plant and equipment, net	45

Total assets	75

5	Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate on adjusted taxable income is 34%.

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period over which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.

Analysis of deferred tax balances

	September	December
	30, 2007	31, 2006
	(Unaudited)

Deferred tax assets
Tax loss carryforwards	48	10
Tax effects on impairment of Aracruz	46	46
Provisions	29	24
Post-retirement benefits	7	8
Cross currency interest rate swap contracts	1	38
US GAAP adjustments and others	-	2

Total deferred tax assets	131	128

Less: current portion	(4)	(49)

Total deferred tax assets non-current portion	127	79

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

	September	December
	30, 2007	31, 2006
	(Unaudited)

Deferred tax liabilities
US GAAP adjustments
Gain on exchange of assets (Note 4(b))	(371)	-
Accelerated depreciation and other US GAAP adjustments	(130)	-

Total deferred tax liabilities	(501)	-

Net deferred tax assets (liabilities) non-current portion	(374)	79

6	Available for Sales Securities

	September	December
	30, 2007	31, 2006
	(Unaudited)

Denominated in reais
Credit linked notes	168	294
Foreign Government Bonds	85	67
FIDC (Securitized receivables Fund)	-	4

Total - current and non-current	253	365

Securities were adjusted to their fair values and the difference between the carrying amounts of the securities at the date of transfer and their fair value as of such date was recognized, net of the related tax effects, in "Net unrealized gains (losses) on available for sale securities" directly in shareholders' equity.

7	Trade Accounts Receivable, Net

	September	December
	30, 2007	31, 2006
	(Unaudited)

Domestic receivables	116	109
Export receivables, denominated in U.S. dollars	69	100
Allowance for doubtful accounts	(10)	(8)

	175	201

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

8	Inventories

	September	December
	30, 2007	31, 2006
	(Unaudited)

Finished products	105	101
Work in process	8	10
Raw materials and supplies	76	86
Imports in transit and other	7	5

	196	198

9	Property, Plant and Equipment, Net

	September	December
	30, 2007	31, 2006
	(Unaudited)

Land	452	191
Buildings	157	161
Machinery, equipment and installations	1,172	1,609
Forests	644	379
Other	302	186
Construction in progress
VCP-MS (Note 4(b))	1,285	-
Other	112	122

	4,124	2,648
Accumulated depreciation and depletion	(542)	(703)

	3,582	1,945

10	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 5.6% at September 30, 2007 (2006 - 5.5%). Historically, we have not incurred significant losses in connection with such recourse provisions.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

11	Long-term Debt

	Interest rate September 30, 2007	September 30, 2007	December 31, 2006
		(Unaudited)

Third parties
In U.S. dollars
Export credits (prepayment)	LIBOR + 0.97%	881	873
Fixed rate notes		50	-
In reais
Compror	94% of CDI	29	-

Total third parties		960	873

Related parties
In U.S. dollars
VOTO III loan	7.88%	42	41
VOTO IV loan	7.75%	205	200
In reais

Banco Nacional de Desenvolvimento Econômico e Social ("BNDES")

TJLP	TJLP + 3.57%	153	160
UMBNDES	UMBNDES + 3.3%	21	25

Total related parties		421	426

Total debt		1,381	1,299

Less: current portion		(202)	(170)

Long-term portion		1,179	1,129

•	LIBOR (London Interbank Offered Rate) at September 30, 2007 was 5.13% p.a. (2006 - 5.37%).

•	TJLP ("Taxa de juros de longo prazo"), a long-term interest rate fixed quarterly by the Brazilian Central Bank. At September 30, 2007 the TJLP was 6.25% p.a. (2006 - 7.5%).

•	The UMBNDES is a weighted average exchange variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

(a)	Export credits (prepayment)

In June 2007, we signed an Export Prepayment contract with Banco Bilbao Vizcaya Argentaria for US$ 100 at LIBOR plus 0.38% p.a. Payments are due through 2015 in installments to match export shipments. The financings are guaranteed by export contracts.

In September 2006 we signed an Export Prepayment Facility Agreement with a pool of banks (ABN Amro Bank, Banco Santander Central Hispano and Banco Bradesco) in an aggregate amount of US$ 550 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financing are guaranteed by export contracts. The proceeds of the Agreement were used to prepay the following then outstanding Export Prepayment loans: (i) agreements dated May and July 2004 with ABN Amro Bank N.V., Banco Santander Central Hispano and Banco Bradesco in the aggregate amount of US$ 350 at LIBOR plus 2.00% due through 2011 in installments to match export shipments; and
(ii) various other agreements including those executed during 2006.

In July 2006, our wholly-owned subsidiary VCP Overseas Holding KFT, signed an Export Prepayment Agreement with a syndicate of banks in an aggregate amount of US$ 375 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financing are guaranteed by export contracts. The proceeds were used to purchase from the lender and convert into an inter-company loan the following then outstanding Export Prepayment loans: (i) agreements dated May 2005 with ING Bank N.V. and Bayerishe Hypo and Vercinsbank in an aggregate amount of US$ 150; (ii) agreement dated July 2005 with Banco Santander Hispano London Branch in an aggregate amount of US$ 100; and (iii) outstanding loans in the aggregate of US$ 125 with Banco Santander Central Hispano and BNP Paribás that are part of the agreement dated March 2005.

(b)	Fixed Rate Notes

In May 2007, we signed a financing agreement with UNIBANCO - União de Bancos Brasileiros for the reais equivalent of US$ 50 for the purpose of working capital. This financing will mature in May 2008.

(c)	VOTO III Loan

In January 2004, Votorantim Participações S.A. ("VPAR"), our ultimate controlling shareholder, formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount issued or US$ 45 for which we are the guarantors.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

(d)	VOTO IV loan

On June 24, 2005 VOTO IV, a wholly-owned subsidiary of VPAR, issued US$ 400, 7.75% Fixed Rate Notes due 2020 in the international market, under Rule 144A and Regulation S. VCP is a guarantor of 50% of the debt issued by VOTO IV and in turn received US$ 200 of the proceeds. On September 6, 2005, we acquired a 50% interests in VOTO IV and together with VPAR we are the guarantors for this operation.

(e)	BNDES

On May 20, 2005, we signed a financing agreement with BNDES for the reais equivalent of US$ 93 for the purpose of financing acquisition of timberlands. Part of the loan, equivalent to US$ 79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed to the UMBNDES plus 4.5% per annum and carries annual interest of 10.42%. This financing will mature in July 2015. VCP has drawn down US$ 53 to date.

(f)	Long-term debt maturities

At September 30, 2007, the long-term position of long-term debt maturities is as follows:

(Unaudited)

2008	17
2009	177
2010	131
2011	161
2012	161
After 2012	532

1,179

(g)	Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP. We are in compliance with all covenants during each period presented.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

12	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business	September	December
	purpose of transactions	30, 2007	31, 2006
		(Unaudited)

Cash, cash equivalents and available for sale	Surplus cash funds invested with Votorantim Group financial institutions
Banco Votorantim S.A.		209	325
FIDC - Cia. Nitroquímica Brasileira		-	4

Unrealized losses from cross currency interest rate swaps	Arising from swap contract transactions in which the Banco Votorantim S.A. acts as counter- party	-	(91)

Long-term loans	Loans from related parties
Votorantim Group
VOTO III		42	41
VOTO IV		205	200
BNDES (shareholder)		174	185

Trade payables from related parties Ripasa	Purchases of wood, pulp and paper	41	43

Revenue, income and expenses from transactions with related parties were as follows:

	September	September
	30, 2007	30, 2006
	(Unaudited)	(Unaudited)

Purchases from Ripasa	152	24
Purchases from Votener Votorantim Comercializadora de Energia Ltda.	6	2
Purchases from TIVIT Tecnologia da Informação S.A.	6	4
Financial income	31	13
Financial expenses	(11)	3

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

Financial income arises from loans made to related parties and investments made in Banco Votorantim S.A.; and financial expenses represent mainly losses on cross currency interest rate swaps, including their respective fair values.

13	Financial Instruments

The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At September 30, 2007 and December 31, 2006 the notional amounts of our outstanding cross currency interest rate swap contracts were US$ 45 and US$ 480, respectively, and their fair values of negative US$ 1 and positive US$ 8, respectively. The actual cash settlements on the contracts occur at times specified in each agreement.

The carrying amounts and fair values of our financial instruments were as follows:

	September 30, 2007		December 31, 2006
	(Unaudited)
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Cash and cash equivalents	602	602	405	405
Available for sale securities	253	253	365	365
Unrealized gains (losses) from cross currency interest rate swaps	(5)	(5)	(94)	(94)
Short-term debt	282	282	242	242
Long-term debt	1,381	1,401	1,299	1,329

14	Segment Information

	Three-month period ended September 30
			(Unaudited)
		2007		2006
	Pulp	Paper	Pulp	Paper

Revenues from external customers	162	166	126	186
Intersegment revenues	15	-	65	-
Operating income	52	6	52	12

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

	Nine-month period ended September 30
			(Unaudited)
		2007		2006
	Pulp	Paper	Pulp	Paper

Revenues from external customers	463	521	372	561
Intersegment revenues	41	-	189	-
Gain on exchange of assets	989	-	-	-
Complement paid to International Paper	(34)	-	-	-
Segment operating income	134	53	-	-

Operating income	1,089	53	135	73

At September 30, 2007 pulp and paper segment total assets had increased by US$ 1,659 and decreased by US$ 22 respectively, from amounts reported at December 31, 2006. In the nine-month period ended September 30, 2007, acquisitions of property, plant and equipment totaled US$ 210 for pulp and US$ 31 for paper.

15	Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other non-current assets-other in our balance sheet) which will only be released to income upon a judgment in our favor. The provision for tax and other litigation and the deposits are as follows:

	September 30, 2007		December 31, 2006
	(Unaudited)
Type of proceeding	Deposits	Provisions	Deposits	Provisions

Tax-related	145	163	92	133
Labor-related	7	14	5	13
Civil-related	-	9	-	6

	152	186	97	152

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

We have long-term "Take-or-Pay" contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from one to ten years. The contractual obligations in connection with such contracts are approximately US$ 55 per year. Additionally, we have long-term "Take-or-Pay" contracts with a supplier of pulp for 60 years. The contractual obligation in connection with this contract is US$ 42 per year.

We provide guarantees to banks, not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are shipped (Note 2(b)). Under these "vendor programs" we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At September 30, 2007, customer guarantees provided by us totaled US$ 97, including interest (US$ 120 at December 31, 2006). Our guarantees are usually secured by the personal guarantee of the customer's owner.

16	Liabilities Associated with Unrecognized Tax Benefits

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes", on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management's best judgment given the facts, circumstance and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company's tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded in the balance sheet as a either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions, which are recognized as a component of interest expense.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

The adoption of FIN 48 did not have any impact in the Company's statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at adoption (Note 2(a)).

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Generally, the tax years 2002 through 2006 remain open and subject to examination by the relevant tax authorities.

17	Post-retirement Benefits

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility it shares with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the nine-month period ended September 30, 2007 and for the year ended December 31, 2006 amounted to US$ 2 and US$ 1, respectively.

Measurement of obligations for the post-retirement benefits plan is usually calculated as of December 31 of each year, beginning in 2005. The annual discount rates used to determine the actuarial present value of projected benefit obligations under such plans were 8.5% as of December 31, 2006. The assumed weighted annual average rate of increase in health care cost trend on covered changes was 3.0% as of December 31, 2006.

We modified the calculation of our estimated obligation for the post-retirement benefits plan upon the sale of the Mogi das Cruzes unit in the three-month period ended March 31, 2007. The discount rates used to determine the new actuarial present value of projected benefit obligations under such plans were reduced to 8.0% and the assumed weighted annual average rate of increase in health care cost trend on covered changes was maintained as 3.0% as of December 31, 2007. As a result we reduced our accumulated post-retirement benefit obligation and accrued benefit cost from US$ 24 at December 31, 2006 to US$ 21 at September 30, 2007.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

18	Shareholders' Equity

	Nine-month period ended June	Year ended December
	30, 2007	31, 2006
	(Unaudited)

Shareholders' equity at beginning of period and year	2,275	1,737
Capital increase	-	168
Treasury shares - preferred shares sold	-	18
Interest attributed to capital	-	(151)
Net income	1,055	372
Available-for-sale securities	-	(11)
Cumulative translation adjustments	413	142

Shareholders' equity at end of period and year	3,743	2,275

On March 2, 2007, the Board of Directors authorized a buyback program through February 29, 2008 of preferred shares, limited to 9,000,000 preferred shares, with the object of sale or holding them in treasury for future cancellation.

19	Comprehensive Income

	Three-month period		Nine-month period
	ended September 30		ended September 30
		(Unaudited)		(Unaudited)
	2007	2006	2007	2006

Net income	179	79	1,055	270
Translation adjustments	150	(14)	413	125
Realized gain on sale of available for sale securities	-	-	-	(11)

Comprehensive income	329	65	1,468	384

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2007 and 2006
In millions of U.S. dollars, unless otherwise stated

20	Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, available for sale securities, trade receivables, advances made for construction of the pulp mill, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and available for sale securities by placing our investments with highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the United States and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

*      *      *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: October 17, 2007	By:	/s/ Valdir Roque

Title Chief Financial Officer